HOME SYSTEM GROUP
Oceanic Industry Park, Sha Gang Highway, Gang Kou Town
Zhongshan City, Guangdong
People’s Republic of China, 528447

December 3, 2010

Mr. Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3030
Washington, D.C.  20549

Re:	Home System Group
Form 10-K for the Year ended December 31, 2009
Filed March 29, 2010

Form 10-Q for the period ended March 31, 2010
Filed May 17, 2010

Form 10-Q for the period ended June 30, 2010
Filed August 16, 2010

Dear Mr. Spirgel:

This letter responds to certain comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to Home System Group(the “Company”) dated November 8, 2010 (the “Comment Letter”).

For your convenience, we have included each of the Staff’s comments in italics before each of the Company’s responses.  References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Item 1.  Our Business, page 1
Regulation, page 6

Staff Comment 1.   We note your response to comment two from our letter dated August 20, 2010.  Please explain why your PRC subsidiaries are not wholly foreign-invested enterprises (WFOEs) and, if not, what their organizational structure is and what regulatory scheme applies to them.  Also disclose the scope of their business licenses.  Lastly, please fully disclose the regulations that materially impact your business in the “Regulations” subsection of your business section and explain specifically how they impact your business operations and access to capital.

Larry Spirgel
Assistant Director
Securities and Exchange Commission
December 3, 2010

Response:                 In connection with the Company’s efforts to respond to the November 8, 2010Comment Letter, the Company engaged a new PRC counsel to review its structure and provide guidance as to the Company’s PRC subsidiaries’ legal status.  The Company’s management has learned that its previous response to the Staff stating the Company’s PRC subsidiaries were not “WFOEs” was incorrect due to incomplete advice previously provided to management.

The Company has determined that its two PRC operating subsidiaries, Oceanic Well Profit, Inc. (“Well Profit”) and Zhongshan City Weihe Appliances Co., Ltd. (“Weihe”) are wholly foreign-owned enterprises (“WFOE’s”), established in China under the relevant laws of China with their capital fully invested by Foreign Investors.

In an amendment to the Annual Report on Form 10-K for the fiscal year ending December 31, 2009 filed on December 3, 2010 (the “Amendment”), the Company has added the language below stating Weihe and Well Profit are WOFE’s and describing the material PRC regulations applicable to the Company.

“Home System Group (the “Company”) is a Nevada holding company which has its operations based exclusively in China. As of December 31, 2009, we have three operating subsidiaries: Oceanic International (HK) Limited (“OCIL”), Oceanic Well Profit, Inc. (“Well Profit”),and Zhongshan City Weihe Appliances Co., Ltd. (“Weihe”).

Larry Spirgel
Assistant Director
Securities and Exchange Commission
December 3, 2010

Below is our Corporate Hierarchy Chart:

Well Profit and Weihe are Wholly Foreign Owned Enterprises.  Well Profit was incorporated in PRC and obtained a business license on April 5, 2006 to manufacture and sellgas grills, fans, lightings, small home appliances and hardware. It is 100% owned by Holy(HK) Limited(“Holy”), which is a Hong Kong Limited Liability Company. Weihe was established in October 1998, and obtained a business license to manufacture, and sell fans and lightings. It is 100% owned by Asia Forever Investment Limited (“Asia Forever”), which is a Hong Kong Limited Liability Company acquired by Home System on October 1, 2008. In addition, because Weihe and Well Profit are Wholly Foreign Owned Enterprises, in compliance with Chinese laws and regulations, Well Profit and Weihe have each obtained the certificate of approval for establishment of enterprises with investment by Taiwan, Hong Kong, Macao and overseas companies from Guangdong administrative authorities.

Larry Spirgel
Assistant Director
Securities and Exchange Commission
December 3, 2010

We believe that the Company has obtained all the approvals and authorizations to conduct business within our business scope in the PRC.

…

The following sets forth a summary of the most significant regulations or restrictions that affect our business activities.

Environment

China’s environmental laws require all manufacturing enterprises to submit an environmental impact report to the relevant environmental protection authority before starting production operations. In addition, manufacturing enterprises must engage professional environmental organizations to monitor and report on pollutants emission regularly. We do not believe that our facilities are impacted by the various pollution control regulations with respect to noise and air pollution and the disposal of waste and hazardous materials because our production process does not generate industrial pollutants as it primarily involves the fabrication and assembly of product.  We are not currently subject to any pending actions alleging any violations of applicable PRC environmental laws.Home System is required to comply with applicable hygiene and safety standards in relation to our production processes and we are in compliance with all the regulations and standards.

Foreign Currency Exchange

We are subject to PRC’s foreign currency regulations.  The PRC government has controlled Renminbi reserves primarily through direct regulation of the conversion of Renminbi into other foreign currencies.  Although foreign currencies, which are required for “current account” transactions, can be bought freely at authorized PRC banks, the proper procedural and documentation requirements prescribed by PRC law must be met.

Regulation of Foreign Exchange in Certain Onshore and Offshore Transactions

In October 2005, the State Administration of Foreign Exchange (“SAFE”) issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Return Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or SAFE Notice 75, which became effective as of November 1, 2005. SAFE Notice 75 states that PRC residents, whether natural or legal persons, must register with the relevant local SAFE branch prior to establishing or taking control of an “offshore special purpose company” established for the purpose of overseas equity financing with the enterprise assets or interests they hold in China. Under Notice 75, a “special purpose vehicle” refers to an offshore entity established or controlled, directly or indirectly, by PRC residents for the purpose of seeking offshore equity financing using assets or interests owned by such PRC residents in onshore companies.

Larry Spirgel
Assistant Director
Securities and Exchange Commission
December 3, 2010

PRC residents are required to complete amended registrations with the local SAFE branch upon: (i) injection of equity interests or assets of an onshore enterprise to the offshore entity, or (ii) subsequent overseas equity financing by such offshore entity. PRC residents are also required to complete amended registrations or filing with the local SAFE branch within 30 days of any material change in their shareholding or capital of the offshore entity, such as changes in share capital, share transfers and long-term equity or debt investments orproviding security, and these changes do not relate to return investment activities. PRC residents who have already organized or gained control of offshore entities that have made onshore investments in the PRC before SAFE Notice 75 was promulgated must register their shareholdings in the offshore entities with the local SAFE branch on or before March 31, 2006.

Under SAFE Notice 75, PRC residents are further required to repatriate into the PRC all of their dividends, profits or capital gains obtained from their shareholdings in the offshore entity within 180 days of their receipt of such dividends, profits or capital gains. The registration and filing procedures under SAFE Notice 75 are prerequisites for other approval and registration procedures necessary for capital inflow from the offshore entity, such as inbound investments or shareholders loans, or capital outflow to the offshore entity, such as the payment of profits or dividends, liquidating distributions, equity sale proceeds, or the return of funds upon a capital reduction.

To further clarify the implementation of Notice 75, the SAFE issued Notice 124 and Notice 106 on November 24, 2005 and May 29, 2007, respectively. Under Notice 106, PRC subsidiaries of an offshore special purpose company are required to coordinate and supervise the filing of SAFE registrations by the offshore holding company’s shareholders who are PRC residents in a timely manner. If these shareholders fail to comply, the PRC subsidiaries are required to report the shareholders to the local SAFE authorities. If the PRC subsidiaries of the offshore parent company do not report to the local SAFE authorities, they may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to their offshore parent company and the offshore parent company may be restricted in its ability to contribute additional capital into its PRC subsidiaries. Moreover, failure to comply with the above SAFE registration requirements could result in liabilities under PRC laws for evasion of foreign exchange restrictions.

The Company’s PRC resident shareholders, including our Chairman, have filed the initial registrations with the local SAFE branch as required under SAFE regulations in connection with their equity interests in us and our acquisitions of equity interests in our PRC subsidiaries. Thus we do not believe that the Company has incurred a liability because of noncompliance with Notice 75 under SAFE registration procedures. However, the Company cannot provide any assurances that our PRC resident shareholders have made all applicable amended registrations in compliance with SAFE Notice 75. The Company has little control over either our present or prospective direct or indirect PRC resident shareholders or the outcome of such amended registration procedures. The failure or inability of our PRC resident shareholders to comply with the applicable SAFE registration requirements may subject these shareholders or the Company to fines, legal sanctions and restrictions described above.Moreover, because of uncertainty over how Notice 75 will be interpreted and implemented, and how or whether SAFE will apply it to us, we cannot predict how it will affect our business operations or future strategies.

Larry Spirgel
Assistant Director
Securities and Exchange Commission
December 3, 2010

Staff Comment 2.   We note your response to comment eight from our letter dated August 20, 2010.  Tell us whether you intend to provide clarifying disclosure in an amendment to your Form 10-K.

Response:   The Company has provided clarifying disclosure in the “Liquidity and Capital Resources” section of the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of the Amendment.

Liquidity and Capital Resources, page 24

Staff Comment 3.  We note your response to comment eight from our letter dated August 20, 2010.  Please disclose in an amendment to your Form 10-K the material terms of the advances from shareholders and affiliates.  Discuss why you are obtaining advances from stockholders, including:

Why you do not have a U.S. dollar disbursement account;
•	what the foreign exchange process or restrictions are in China and why obtaining foreign exchange is a time consuming process;
•	the extent to which you incur and expect to continue to incur operating expenses in the United States;
•	whether you intend to continue to obtain advances from stockholders and affiliates in the future;
•	how the terms of the advances are determined;
•	whether you intend to repay the advances with equity rather than cash and, if so, why; and
•	how foreign exchange restrictions have impacted and will continue to impact your liquidity and capital resources.

If the advances are from related parties, identify the parties and file the agreements as exhibit.

Response:   The Company has disclosed in the “Liquidity and Capital Resources” section of the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of the Amendment the material terms of the advances from shareholders and affiliates.  In addition, the Company has disclosed in the Amendment why it obtains advances from stockholders as follows:

Larry Spirgel
Assistant Director
Securities and Exchange Commission
December 3, 2010

“In the future, the Company may periodically access funding from its shareholders, if such funds are made available, to fund its growth. The Company incurs operating expenses in U.S. including office rent, payroll expenses, audit and legal expenses and other administrative expenses. However, the Company has not established a U.S. disbursement account in part due to PRC’s foreign currency regulations. Chinese foreign exchange restrictions require a company to provide certain documents to State Administration of Foreign Exchange, banks and tax department, including employment agreements, invoices and tax forms, to obtain approval. In the view of this, the management decided it would be more efficient and cost effective to let one shareholder who has a U.S. disbursement account pay the expenses for the Company. As a result, foreign exchange restrictions have not impacted our liquidity and capital resources and if necessary, the Company could elect to directly fund these disbursements. The advances from the shareholder can be repaid either by equity or cash flows from operations, based on discussions with the stockholder. For example,on April 1, 2010, The Company entered into a Debt for Equity Conversion Agreements with various debt holders, including shareholders who also held debt, who converted certain loans, including those resulting from US dollar disbursements, into the Company’s common shares at a share price of $3.50 in order to reduce the Company’s debt and the related repayment requirement.”

Item 9A(T).  Controls and Procedures, page 26

Staff Comment 4.   We note your response to comment nine from our letter dated August 20, 2010.  Please disclose your principal financial officer’s conclusion in your amended Form 10-K.

Response: The Company has disclosed in Part II, Item 9A(T) of the Amendment the Company’s financial officer’s conclusion whether the Company’s disclosure controls and procedures were effective as of the end of the period covered by the report.

Part III
Item 10.  Directors and Executive Officers of the Registrant, page 41

Staff Comment 5.   We note your response to comment 10 from our letter dated August 20, 2010.  Please disclose the information responsive to the requirements of Item  401(e)(1) of Regulation S-K in your amended Form 10-K.

Response:  The Company has disclosed the information responsive to the requirements of Item 401(e)(1) of Regulation S-K in Part III, Item 10 of the Amendment.

Larry Spirgel
Assistant Director
Securities and Exchange Commission
December 3, 2010

Staff Comment 6.   We note your response to comment 11 from our letter dated August 20, 2010 that, once your shares are listed on a national exchange, you are planning on holding an annual meeting in accordance with the exchange’s rules.  Please disclose that, although the company specifically chose to become a U.S. reporting company incorporated in Nevada through a reverse merger with a reporting shell company, your management has chosen not to comply with Nevada corporate law or the company’s bylaws.  Disclose why your management has chosen to violate Nevada corporate law and the company’s bylaws until your shares are listed on a national exchange and how this is consistent with your directors’ fiduciary duties.  Also disclose that, due to this lack of compliance, your company’s shareholders have not had an opportunity to vote on whether to retain the current directors who have chosen this course of action.

Response: The Company’s management has decided to hold a shareholder meeting in 2011 to elect directors.  In Part III, Item 10 of Amendment under the heading “Annual Meeting”,the Company has disclosed the following:

“Annual Meeting

The Company has not held an annual meeting for several years, which is contrary to Nevada law and the Company’s bylaws.  In recent years, management has believed it has been in the best interest of the Company to not hold annual meetings in order to save the legal, filing, and mailing expenses which are necessary in order to hold an annual meeting.  As a result of the Company’s failure to hold an annual meeting, shareholders have not had an opportunity to vote on whether to retain the current directors who made the decision to not hold annual meetings.  Nevada law permits shareholders holding 15% of the voting power of the Company to apply to Nevada’s district court to order the Company to hold an annual meeting.

Management has recently decided to hold an annual meeting in 2011 to elect directors.”

Staff Comment 7.   We note your response to comment 12 from our letter dated August 20, 2010.  Please provide the disclosure required by Item 407(a) of Regulation S-K in an amendment to your Form 10-K.

Response: The Company has disclosed the information required by Item 407(a) of Regulation S-K in Part III, Item 10 of the Amendment.

Staff Comment 8.   We note your response to comment 13 from our letter dated August 20, 2010.  Please disclose the person you have determined is an audit committee financial per Item 407(e)(5) of Regulation S-K in an amendment to your Form 10-K.

Larry Spirgel
Assistant Director
Securities and Exchange Commission
December 3, 2010

Response: The Company has disclosed the person it has determined is an audit committee financial expert per Item 407(e)(5) of Item 407(e)(5) of Regulation S-K in Part III, Item 10 of the Amendment.

Item 12.  Security Ownership of Certain Beneficial Owners. . ., page 33

Staff Comment 9.  We note your response to comment 14 from our letter dated August 20, 2010.  Please disclose in an amendment to your Form 10-K the natural person(s) who have voting or investment control over the company’s shares held by Total Shine Group Ltd., and Arjuno Investment Ltd.

Response: The Company has disclosed in Part III, Item 12 of the Amendment the natural person(s) who have voting or investment control over the Company’s shares held by Total Shine Group Ltd., and Arjuno Investment Ltd.

Larry Spirgel
Assistant Director
Securities and Exchange Commission
December 3, 2010

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that you will find the foregoing responsive to the comments of the Staff.  Comments or questions regarding this letter may be directed to the undersigned or Ryan Nail of the Crone Law Group, company counsel, at (415) 955-8900.

Sincerely,

/s/ Lei Yu
Lei Yu, Chief Executive Officer

Enclosures
CC:	Ryan Nail
The Crone Law Group